AGREEMENT AND PLAN OF MERGER
     This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of August 31, 2005, by and among Progress Software Corporation, a Massachusetts corporation (“Progress”), Sonic Software Corporation, a Delaware corporation and majority-owned subsidiary of Progress (“Sonic”), and Sonic Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Progress (“Merger Sub”).
     WHEREAS, the respective boards of directors of Progress, Sonic and Merger Sub have determined that it is advisable and to the advantage of such corporations and their stockholders that Merger Sub merge with and into Sonic upon the terms and conditions provided herein; and
     WHEREAS, the respective boards of directors of Progress, Sonic and Merger Sub have adopted and approved this Agreement and directed that this Agreement be submitted to a vote of the respective stockholders of Sonic and Merger Sub;
     NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree to merge as follows:
     1.      Merger. Upon the terms and subject to the conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time (as hereinafter defined), Merger Sub shall be merged with and into Sonic, the separate corporate existence of Merger Sub shall cease, and Sonic shall continue as the surviving corporation of the Merger (the “Merger”). The Merger shall be effective upon the filing of a certificate of merger with the Secretary of State of Delaware (the “Effective Time”). The corporation surviving the Merger shall be referred to herein as the “Surviving Corporation.”
     2.      Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the properties, rights, privileges, powers and franchises of Sonic and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Sonic and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. If, at any time after the Effective Time, the Surviving Corporation shall believe or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm in the Surviving Corporation title to or ownership or possession of any right, privilege, power, franchise, property or other asset of either constituent corporation acquired or to be acquired by reason of, or as a result of, the Merger or (b) otherwise to carry out the purposes of this Agreement, then (i) each constituent corporation and its officers and directors shall be deemed to have granted hereby to the Surviving Corporation an irrevocable power of attorney to execute and deliver all proper assignments and assurances in law and to undertake all other acts necessary or proper to vest, perfect or confirm title to or ownership or possession of such rights, privileges, powers, franchises, properties or other assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement and (ii) the officers and directors of the Surviving Corporation shall be deemed to be authorized fully to take any and all such actions in the name of either constituent corporation or otherwise.

     3.      Directors and Officers and Governing Documents. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Sonic immediately prior to the Effective Time until their respective successors are duly appointed. The certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law; provided, however, that the certificate of merger may provide for such change in the name of the Surviving Corporation as Progress shall determine in its sole discretion. The by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.
     4.      Sonic Common Stock. Upon the Effective Time, (a) each share of Common Stock of Sonic, $0.01 par value per share (“Sonic Common Stock”) outstanding immediately prior thereto, other than Progress-Owned Common Stock (as hereinafter defined), shall be cancelled and extinguished and automatically converted into the right to receive $0.95 from Progress for each share of Sonic Common Stock (the “Merger Price”), and (b) each share of Sonic Common Stock outstanding immediately prior thereto held of record by Progress (“Progress-Owned Common Stock”) shall be canceled and extinguished without any conversion thereof, in each case by virtue of the Merger and without any action on the part of the holder thereof (other than actions required by Section 7 of this Agreement).
     5.      Sonic Preferred Stock. Upon the Effective Time, each share of Series A Convertible Preferred Stock of Sonic, $0.01 par value per share, Series B Convertible Preferred Stock of Sonic, $0.01 par value per share, and Series C Convertible Preferred Stock of Sonic, $0.01 par value per share (collectively, “Sonic Preferred Stock”), outstanding immediately prior thereto shall be canceled and extinguished without any conversion thereof, by virtue of the Merger and without any action on the part of the holder thereof (other than actions required by Section 7 of this Agreement).
     6.      Sonic Stock Options. Upon the Effective Time, each vested, exercisable right to subscribe for or to purchase, and each vested, exercisable option or warrant for the purchase of, Sonic Common Stock (hereinafter, a “Vested Option”), shall, by virtue of the Merger and without any action on the part of the holder thereof (other than actions required by Section 8 of this Agreement), be converted into and become a right to receive a cash payment from Progress equal to the difference between (A) the Merger Price times the number of shares of Sonic Common Stock subject to such outstanding Vested Options (to the extent then exercisable at prices not in excess of the Merger Price) and (B) the aggregate exercise price of all such outstanding Vested Options (the “Option Consideration”), in exchange for the termination of such Vested Options.
     7.      Stock Exchange. As soon as practicable following the Effective Time, the Surviving Corporation shall notify each holder of shares of Sonic Common Stock and Sonic Preferred Stock issued and outstanding immediately prior to the Effective Time, advising such holder of the approval and effectiveness of the Merger, the terms of the conversion effected thereby, the procedure for obtaining the Merger Price and of such holder’s appraisal rights, if any, pursuant to the DGCL. Each such holder shall, as soon as practicable following such notice, complete and sign a transmittal letter in a form required by the Surviving Corporation and deliver it to the Surviving Corporation, and shall receive in exchange therefor a cash payment from Progress equal to the Merger Price times the number of shares of Sonic Common Stock surrendered by such holder.
     8.      Option Agreements. As soon as practicable following the Effective Time, the Surviving Corporation shall notify each holder of a Vested Option immediately prior to the Effective Time, advising such holder of the approval and effectiveness of the Merger, the terms of the conversion effected thereby, and the procedure for obtaining a cash payment from Progress equal to the Option Consideration.
     9.      Merger Sub Common Stock. Upon the Effective Time, the shares of Common Stock, $0.001 par value per share, of Merger Sub presently issued and outstanding in the name of Progress shall be deemed for all purposes to evidence ownership of and to represent the shares of the Surviving Corporation.
     10.      Stockholder Approval. This Agreement shall be submitted to the stockholders of each of Sonic and Merger Sub in the manner provided by Section 251 of the DGCL.
     11.      Amendment. Subject to applicable law, at any time before or after approval and adoption by the stockholders of Sonic and Merger Sub, this Agreement may be amended, supplemented or modified in any manner.
     12.      Abandonment. At any time before the Effective Time, this Agreement may be terminated and the Merger may be abandoned by the board of directors of either Sonic of Merger Sub, or both, notwithstanding approval of this Agreement by the stockholders of Sonic or Merger Sub, or both.
     13.      Counterparts. In order to facilitate the filing and recording of this Agreement, the same may be executed in any number of counterparts, each of which shall be deemed to be an original and the same agreement.

     IN WITNESS WHEREOF, this Agreement, having first been duly adopted and approved by resolutions of the boards of directors of Progress, Sonic and Merger Sub, is hereby executed as of the date first above written on behalf of each of said corporations by their respective officers thereunto duly authorized.

ATTEST:	PROGRESS SOFTWARE CORPORATION

/s/ James W. Romeo	By: /s/ Norman R. Robertson Norman R. Robertson, Senior Vice President Finance and Administration and Chief Financial Officer

ATTEST:	SONIC SOFTWARE CORPORATION

/s/ James W. Romeo	By: /s/ Gregory J. O’Connor Gregory J. O’Connor, President

ATTEST:	SONIC MERGER CORPORATION

/s/ James W. Romeo	By: /s/ Joseph W. Alsop Joseph W. Alsop, President

4